UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

FREIGHTCAR AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

357023100

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California, 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Stacey L. Rosenberg, Esq.

Jason R. Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street

Forty-Third Floor

Los Angeles, California 90071

(213) 620-1780

December 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 357023100

1	NAME OF REPORTING PERSONS Pacific Investment Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,473,651(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,473,651(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,473,651(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)

The Reporting Person beneficially owns (a) 407,958 shares of Common Stock, (b) a warrant exercisable for an indeterminate number of shares equal to 23.0% of the outstanding shares of Common Stock on a fully-diluted basis (including shares reserved for issuance under the Issuer’s equity plans) on the date the warrant is exercised, and (c) a warrant exercisable for an indeterminate number of shares equal to 5.0% of the outstanding shares of Common Stock on a fully-diluted basis (including shares reserved for issuance under the Issuer’s equity plans) on the date the warrant is exercised. The amount referred to in clause (b) above is estimated based on 19,276,464 outstanding shares of Common Stock of the Issuer on a fully-diluted basis as of December 30, 2021, as provided by the Issuer to the Reporting Person, assuming hypothetically that each such warrant was exercised on such date. The amount referred to in clause (c) above is estimated based on 24,847,977 outstanding shares of Common Stock of the Issuer on a fully-diluted basis as of December 30, 2021, as provided by the Issuer to the Reporting Person, assuming hypothetically that each such warrant was exercised on such date.

(2)

Based on 15,947,228 shares of the Issuer’s common stock outstanding as of December 30, 2021, as provided by the Issuer to the Reporting Person, plus 5,757,905 shares of the Issuer’s common stock underlying the warrant referred to in clause (b) of footnote 1 above, plus 1,307,788 shares of the Issuer’s common stock underlying the warrant referred to in clause (c) of footnote 1 above.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2021 (together with Amendment No. 1 to Schedule 13D filed on November 9, 2021, and this Amendment No. 2, this “statement”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of FreightCar America, Inc., a Delaware corporation (the “Issuer”). Item 3, Item 6, and Item 7 are hereby amended and supplemented as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following additional information:

No cash consideration was required to be paid by PIMCO or any of the PIMCO Entities in connection with the acquistion of the Warrant (as defined below) pursuant to the terms of the Amendment (as defined below).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by adding the following additional information:

Amendment

On December 30, 2021, FreightCar North America (“Borrower” and together with the Issuer and certain other subsidiary guarantors, collectively, the “Loan Parties”) entered into an Amendment No. 4 to the Term Loan Credit Agreement (the “Amendment” and together with the Term Loan Credit Agreement, the “Term Loan Credit Agreement”) with COF, and U.S. Bank National Association, as disbursing agent and collateral agent (“Agent”), pursuant to which the principal amount of the term loan credit facility was increased by $15.0 million to a total of $71.0 million, with such additional $15.0 million (the “Delayed Draw Loan”) to be funded upon the satisfaction of certain conditions precedent set forth in the Amendment. The Borrower has the option to draw on the Delayed Draw Loan through January 31, 2023 and may choose not to do so.

The Delayed Draw Loan, if funded, will bear interest, at Borrower’s option and subject to the provisions of the Term Loan Credit Agreement, at Base Rate (as defined in the Term Loan Credit Agreement) or Eurodollar Rate (as defined in the Term Loan Credit Agreement) plus the Applicable Margin (as defined in the Term Loan Credit Agreement) for each such interest rate set forth in the Term Loan Credit Agreement.

The Term Loan Credit Agreement has customary affirmative and negative covenants, including, without limitation, limitations on indebtedness, liens and investments. The Term Loan Credit Agreement also provides for customary events of default. Pursuant to the terms and conditions set forth in the Term Loan Credit Agreement and the related loan documents, each of the Loan Parties granted to Agent a continuing lien upon all of such Loan Parties’ assets to secure the obligations of the Loan Parties under the Term Loan Credit Agreement.

Warrant

Pursuant to the Amendment and a warrant acquisition agreement, dated as of December 30, 2021, the Issuer issued to COF a warrant (the “Warrant”) to purchase a number of shares of the Issuer’s common stock, par value $0.01 per share, equal to 5% of the Issuer’s outstanding common stock on a fully-diluted basis at the time the Warrant is exercised (after giving effect to such issuance). The Warrant has an exercise price of $0.01 and a term of ten years.

In addition, to the extent the Delayed Draw Loan is funded, the Issuer has agreed to issue to COF warrants (the “Additional Warrants”) to purchase up to a number of shares of the Issuer’s common stock, par value $0.01 per share, equal to 3% of the Issuer’s outstanding common stock on a fully-diluted basis at the time the Warrant is exercised (after giving effect to such issuance). The Additional Warrants will have an exercise price of $0.01 and a term of ten years.

The issuance of the Warrant, the potential issuance of the Additional Warrants and the potential issuance of the common stock issuable upon exercise of the Warrant and Additional Warrants, respectively, will be made in reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act, because the offer and sale of such securities do not involve a “public offering” as defined in Section 4(a)(2) of the Securities Act.

Registration Rights Agreement

In connection with the issuance of the Warrant, the Issuer and COF entered into a registration rights agreement (the “Registration Rights Agreement”) on December 30, 2021. Pursuant to the Registration Rights Agreement, COF may deliver to the Issuer a written notice (a “Demand”) requiring the Issuer as soon as reasonably practicable after receiving the Demand, but not more than sixty calendar days following the receipt of the Demand, to file a registration statement (the “Demand Registration Statement”) with respect to all or a portion of the Registrable Shares (as defined in the Registration Rights Agreement) with the Securities and Exchange Commission. The Issuer agreed to use commercially reasonable efforts to keep the Demand Registration Statement continuously effective (including the preparation and filing of any amendments and supplements necessary for that purpose) until the date on which all of the Registrable Shares registered for resale have been sold under the Demand Registration Statement or such earlier date on which all Registrable Shares are freely tradeable in a single transaction pursuant to Rule 144.

In certain circumstances, and as described in the Registration Rights Agreement, COF will have (i) piggyback registration rights with respect to the Registrable Shares and (ii) the right to request that the Issuer initiate an Underwritten Offering (as defined in the Registration Rights Agreement) of Registrable Shares.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following additional information:

Exhibit 99.1 Warrant Acquisition Agreement, dated December 30, 2021, by and between the Issuer and COF.

Exhibit 99.2 Form of Warrant issued by the Issuer to COF.

Exhibit 99.3 Amendment No. 4 to Term Loan Credit Agreement, dated December 30, 2021, by and among the Issuer, FreightCar North America, LLC, COF, and U.S. Bank National Association.

Exhibit 99.4 Registration Rights Agreement, dated December 30, 2021, by and between the Issuer and COF.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2022	PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

	By:	/s/ Jason Nagler
	Name:	Jason Nagler
	Title:	Senior Vice President

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Mangala Ananthanarayanan	Managing Director – Executive Committee, Head of Business Management, EMEA and Asia-Pacific	United States
Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States
Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States
Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States
Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States
Scott A. Mather	Managing Director, Chief Investment Officer (U.S. Core Strategies)	United States
Greg Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States
Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States
Jerome Schneider	Managing Director – Executive Committee	United States
Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States
Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States
Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States
Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States
Geraldine Sundstrom	Managing Director – Executive Committee, Portfolio Manager, Asset Allocation	United Kingdom